SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of

AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)

File No. _________________

APPLICATION FOR AUTHORIZATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1(e) THEREUNDER

Please direct all written or oral communications concerning this application to:

Matthew DiClemente, Esq.
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103
(215) 564-8173

With copies of written communications to:

Elizabeth Nelson, Esq.
Invesco Advisers, Inc.
1 Parkview Plaza, Suite 100
Oakbrook Terrace, IL 60181

As filed with the Securities and Exchange Commission

On January 24, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of AIM SECTOR FUNDS (INVESCO SECTOR FUNDS) FILE NO. ______________	: : : : : : : :	APPLICATION FOR AUTHORIZATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1(e) THEREUNDER

This application (the “Application”) is submitted by AIM Sector Funds (Invesco Sector Funds) (the “Trust”), which is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the “Act”).  The Trust is also referred to herein as the “Registrant.”

The Trust is organized as a Delaware Statutory Trust.  It offers to the public shares of eleven (11) open-end series.  This Application pertains to one such series, the Invesco Utilities Fund (the “Fund”) on account of its fiscal year beginning May 1, 2012 and ending April 30, 2013.  As described more particularly in the Fund’s prospectus, the Fund invests its assets in securities selected in accordance with its investment objective, policies, and restrictions.

The Fund’s prospectus currently provides that it pays dividends from net investment income, if any, quarterly.  Distributions from net realized capital gains, if any, are paid at least annually.

The December 2012 excise tax distribution paid by the Fund with respect to the period November 1, 2011 through October 31, 2012 was sourced entirely from ordinary income.1 The December 2013 excise tax distribution expected to be made by the Fund will payout the Fund’s net capital gain with respect to the period November 1, 2012 through October 31, 2013. This 2013 excise tax distribution will carry out the Fund’s remaining net capital gain on account of its April 30, 2013 fiscal year plus any additional amounts of net capital realized from May 1, 2013 through October 31, 2013.  Due to unforeseen circumstances, authority is being requested from the U.S. Securities and Exchange Commission to make an additional (interim) distribution of net capital gain realized by the Fund through on or about February 27, 2013 (the “Interim Distribution”) that would otherwise be distributed in the normal course with the Fund’s excise tax distribution in December 2013.

While the Interim Distribution to be made on or about February 27, 2013 might be viewed as the “regular” distribution of net capital again within the meaning of Rule 19b-1(a) and the December 2013 distribution expected to be made might be viewed as an additional “excise tax” distribution within the meaning of Rule 19b-1(f), the Fund is seeking approval to classify the Interim Distribution as being made for unforeseen circumstances within the meaning of Rule 19b-1(e) in order to preserve the ability to pay another dividend from net capital gain as more fully explained below.

Invesco Advisers, Inc., the Fund’s investment adviser, believes that to strengthen the long-term commercial viability of the Fund, the Fund should transition from a utilities-focused fund to a diversified high income-seeking equity fund.  The Fund’s

1   The aggregate of the Fund’s short-term capital gains of $28,332 and long-term capital gains of $1,678,986 on a book basis (totaling $1,707,318) for the period ending October 31, 2012 were entirely offset and reduced to zero by the Fund’s capital loss carryovers of $13,407,222, resulting in net available capital loss carryovers on a book basis of $11,728,236.

Board of Trustees (“Board”) considered this and other factors presented by the Adviser in approving the elimination of the Fund’s fundamental investment restriction (“the Proposal”) that requires the Fund to concentrate its investments in the securities of issuers engaged primarily in utilities-related industries. The Board is recommending this change to allow the Fund to implement desired changes to its name, investment objective and strategies, and dividend frequency. The Trust will hold a special meeting of shareholders (the “Special Meeting”) on February 1, 2013, requesting that shareholders approve the Proposal as described in the Fund’s Proxy Statement, dated December 10, 2012, on file with the U.S. Securities and Exchange Commission (such changes collectively referred to as the “Restructuring”).

Currently, the Fund is a sector fund that invests at least 80% of its net assets in securities of issuers engaged in utilities-related industries. The principal investment strategy that would apply if the Proposal is approved would require the Fund to invest at least 80% of its net assets in dividend-paying equity securities and in other instruments that have economic characteristics similar to such securities. While this new strategy would likely still include investments in utilities-related issuers, the Fund’s investments would be more broadly diversified to include dividend-paying equity securities in other sectors such as Consumer Staples, Health Care and Energy, among others. To effect the Restructuring, a substantial portion of the Fund’s current investments in utilities-related securities would be sold and the Fund would purchase dividend-paying equity securities in new sectors, resulting in the holdings in the Fund’s portfolio being significantly different than the holdings under the current strategy.

The disposition by the Fund of a substantial portion of its existing portfolio positions to effect the Restructuring may result in the realization of capital gains, reduced by any available capital loss carryovers, which would be distributed to shareholders. The amount of any capital gains that may be realized and distributed to the shareholders of the Fund will depend, among other things, upon the Fund’s net unrealized appreciation in the value of its portfolio assets at the time the Fund’s portfolio is repositioned. At October 31, 2012, the Fund had net unrealized appreciation of investment securities of $65,909,580 on a book basis2 and available book capital loss carryovers of $11,728,236. Based on net unrealized appreciation in portfolio investments at October 31, 2012, the Fund would realize an estimated $31,112,991 of long-term capital gains ($1.46 per share; 8.25% of NAV), assuming that 65% of its portfolio investments are sold on a pro-rata basis. The Fund’s available capital loss carryovers were utilized in this estimate which are subject to limitations from a previous reorganization, which may limit the Fund’s ability to utilize a portion of the capital loss carryover. Depending upon the particular securities sold in the Restructuring and the amount of gains realized, the utilization of the capital loss carryover could be limited in which case the amount of distributable gains would increase.

2   $65,485,191 on a tax basis.

Due to the Restructuring, which had not been foreseen prior to the start of the Fund’s current tax year, the Fund is expected to realize a substantial amount of capital gains not in the ordinary course.  Given the substantial amount of such realized capital gains, it is unlikely such capital gains would be offset to any significant extent by any capital losses that may be realized by the Fund for the remainder of its fiscal year from on or about February 27, 2013 through the fiscal year end of April 30, 2013.  In addition, the Fund may hold back a portion of its realized long-term and short-term capital gains to minimize the possibility that any subsequent capital losses realized through April 30, 2013 would cause the Fund to have made, in part, a return of capital distribution. The Fund therefore believes that it would be in the best interests of the Fund and its shareholders to pay the Interim Distribution from net capital gain for the following reasons:

(i)	the recognition of substantial amounts of capital gain net income is a byproduct of the Restructuring and is a one-time event;

(ii)	the Fund will have the cash on-hand as a result of the Restructuring to make the dividend payment without disruption of portfolio management activities;

(iii)
the payment of the interim dividend will avoid the need to later sell a significant portion of the Fund’s portfolio securities to raise cash to fund the dividend payment that would otherwise be made in the normal course in December 2013;

(iv)
the unrealized capital gains (to be realized when the Fund’s portfolio is repositioned) economically accrued during the period the shareholders then existing on or about February 1 (date of the Special Meeting) held their Fund shares;

(v)
the dividend will remove an impediment (known as “buying a dividend”) to future taxable investors who buy shares of the Fund following the Restructuring, (i.e. investing in the Fund before a large capital gains distribution which, when made, lowers the net asset value of the Fund’s shares by the amount of the distribution with the result the investor is receiving his or her investment back in the form of a taxable distribution); and

(vi)
by removing such impediment there may be increased investment in the Fund by new shareholders, which, in turn, may benefit existing shareholders by spreading fixed Fund expenses over a larger shareholder base.

The dividend with respect to each class of the Fund will be paid in additional shares of common stock of such class of the Fund, at the net asset value therefor calculated as of the close of the New York Stock Exchange on the payment date therefor, provided that such dividends and distributions shall be paid in cash to those shareholders who have filed written notice with the Company’s transfer agent, on a timely basis, of an election to receive their dividends and distributions in cash in accordance with the Fund’s prospectus and statement of additional information.

Rule 19b-1(a) provides, in part, that “[n]o registered investment company which is a ‘regulated investment company’ as defined in section 851 of the Internal Revenue Code of 1986 ("Code") shall distribute more than one capital gain dividend3 (‘distribution’), as defined in section 852(b)(3)(C) of the Code, with respect to any one taxable year of the company, other than a distribution otherwise permitted by this rule.” Rule 19b-1(f) further provides, in part, that “[a] registered investment company may make one additional distribution of long-term capital gains, as defined in the Code, with respect to any one taxable year of the company, which distribution is made, in whole or in part, for the purpose of not incurring any tax under section 4982 of the Code…” A third distribution of long-term capital gain (hereinafter referred to as the “10% Rule”) is permitted by Rule 19b-1(a) as a spillback dividend under Section 855 of the Code, “… which is supplemental to the prior distribution with respect to the same taxable year of the company and which does not exceed 10% of the aggregate amount distributed for such taxable year.”  Finally, Rule 19b-1(e) provides, in part, that “[i]f a registered investment company because of unforeseen circumstances in a particular taxable year proposes to make a distribution which would be prohibited by the provisions of this section, it may file a request with the Commission for authorization to make such a distribution...”

With respect to the Funds’ current fiscal year ending April 30, 2013, the December 2013 capital gain dividend expected to be paid will be for “excise tax” purposes for calendar year 2013 within the meaning of Rule 19b-1(f).   An additional capital gain dividend paid by the Fund following the close of its fiscal year ending April 30, 2013, on account of such fiscal year (a “second capital gain distribution”), would be the “regular” distribution within the meaning of Rule 19b-1(a). While such a second capital gain distribution on account of the Fund’s fiscal year ending April 30, 2013 is not now scheduled, reservation of the Fund’s right to make a second capital gain distribution (in addition to the Interim Distribution) is necessitated, assuming the Proposal is adopted, due to the change in frequency of paying dividends from quarterly to monthly and the Fund’s new strategy of investing in high-dividend paying stocks pursuant to the Restructuring.   This is because such changes may result in the Fund’s estimate of the sources from which it pays monthly dividends subsequently being determined to be inaccurate based on the periodic financial reporting by the issuers of the Fund’s portfolio

3           Section 852(b)(3)(C) of the Code provides that a capital gain dividend is any dividend, or portion thereof, which is reported by the company as a capital gain dividend in written statements furnished to its shareholders,  and the aggregate reported amount with respect to a taxable year is limited to net capital gain.  The term “net capital gain” means the excess of the net long-term capital gain for the taxable year over the net short-term capital loss for such year.  Section 1222(11) of the Code.

securities.  If such estimates are determined to be inaccurate, the Fund might be required to recharacterize a monthly dividend previously paid as from capital gain rather than ordinary income in order to obtain a dividends paid deduction for federal income tax purposes and reduce the Fund’s federal income tax liability to zero. There is also uncertainty as to whether any such second capital gain distribution would qualify under the 10% Rule.

Based on the foregoing, the Registrant respectfully requests authorization from the U.S. Securities and Exchange Commission, pursuant to Section 6(c) of the 1940 Act, exempting the Fund from the provisions of Section 19(b) of the 1940 Act, and Rule 19b-1(e) thereunder, permitting the Fund to pay the Interim Distribution of net capital gain as set forth in this Application.  Registrant submits this Application as necessary and appropriate in the public interest and as consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Rule 0-2(f), the Company hereby states that its address is 11 Greenway Plaza, Suite 1000, Houston, TX 77046, and further states that all communications or questions concerning this Application should be directed to:

Matthew DiClemente, Esq.
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103
(215) 564-8173

with copies of any written communications to:

Elizabeth Nelson, Esq.
Invesco Advisers, Inc.
1 Parkview Plaza, Suite 100
Oakbrook Terrace, IL 60181

Pursuant to Rule 0-2(c) under the 1940 Act, the Registrant hereby states that the Board, by resolution duly adopted and attached as Exhibit A to the Application, has authorized the proper officers of the Registrant to prepare or cause to be prepared, and to execute and file with the Commission, an application and any amendment thereto pursuant to Section 19(b) of the 1940 Act, and pursuant to Rule 19b-1(e) thereunder.  All requirements for the execution and filing of this Application in the name and on behalf of the Fund by the undersigned officers of the Fund have been complied with and each such officer is fully authorized to do so.  The verifications required by Rule 0-2(d) are attached to this Application as Exhibit B.

THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK.

Dated: January 24, 2013	AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)

By: /s/Sheri Morris Name: Sheri Morris Title: Vice President
By: /s/Tracy S. Sullivan Name: Tracy S. Sullivan Title: Assistant Vice President

EXHIBIT A

The Board of Trustees of Aim Sector Funds (Invesco Sector Funds) (the “Trust”), at a meeting held on October 25-26, 2012 has adopted the following resolutions:

Upon motion duly made and seconded, the following resolutions were unanimously adopted by both the Board of ASEF and the independent trustees:

Approval of Name, Investment Objective and Investment Strategy and Other Changes to the Fund

WHEREAS, The Board of ASEF (the “Trust”), on behalf of Invesco Utilities Fund (the “Fund”) has considered the following changes to the Fund: (1) the Fund’s name change to “Invesco Dividend Income Fund;” (2) the Fund’s investment objective change to “current income and long-term growth of capital;” (3) the Fund’s principal investment strategy change to investing primarily in dividend-paying equity securities; (4) removal of a non-fundamental investment restriction and a fundamental investment restriction (the “Fundamental Restriction) (pending shareholder approval) that currently require the Fund to concentrate its investments in utilities-related issuers; (5) a change in the Fund’s dividend distribution frequency from quarterly to monthly; and (6) an amendment to the Fund’s current Memorandum of Agreement to limit expenses in order to lower the Fund’s total expense ratio (“TER”) (collectively, the “Fund Changes”);

WHEREAS, the Board has received a proposed draft form of the proxy statement that will be filed with the SEC in connection with the removal of the Fundamental Restriction; and

WHEREAS, the Board has requested and evaluated such information as may be reasonably necessary to approve the Fund Changes;

NOW THEREFORE BE IT RESOLVED, that the Board and the independent trustees voting separately approve and authorize the Fund Changes;

FURTHER RESOLVED, that the Fund is authorized to change its name to Invesco Dividend Income Fund and to amend its declaration of trust and any other relevant agreements reflecting such change;

FURTHER RESOLVED, that the vote of shareholders of the Fund be solicited at a special meeting for the purpose of approving the removal of the Fundamental Restriction;

FURTHER RESOLVED, that the Board and independent trustees recommend that the shareholders of the Fund vote in favor of the removal of the Fundamental Restriction;

FURTHER RESOLVED, that Invesco and the proper officers of the Fund are hereby authorized, empowered, and directed, for and on behalf of the Fund, subject to the satisfaction of other closing conditions, to complete the Fund Changes;

FURTHER RESOLVED, that all actions previously taken by any officer or the Fund in connection with the matters contemplated by the foregoing resolutions be, and hereby are, adopted, ratified, confirmed and approved in all respects; and

FURTHER RESOLVED, that Invesco and the proper officers of the Fund be, and they hereby are, authorized and directed to take any and all such further actions and to execute and deliver any and all such further documents and agreements, in the name of and on behalf of the Fund in order fully to carry out the intent and accomplish the purposes of the foregoing resolutions and the actions contemplated by the Fund Changes.

Filing of Proxy

WHEREAS, the Board has received a proposed draft form of the proxy statement that will be filed with the SEC in connection with the removal of the Fundamental Restriction;

NOW THEREFORE BE IT RESOLVED, that the proper officers of the Fund are hereby authorized, empowered and directed, for and on behalf of the Fund, to prepare and file with the SEC a proxy statement for the Fund, in a form satisfactory to the Fund’s counsel, which proxy shall be related to, among other things, the removal of the Fundamental Restriction, as well as exhibits, with such changes therein as such officers deem necessary or appropriate.

Approval of Memorandum of Agreement Relating to Commitments Regarding Expense Limitations

WHEREAS, the Board has reviewed the Memorandum of Agreement in the form presented at this meeting (the “Memorandum of Agreement”) evidencing the commitment of Invesco to be contractually bound to the expense limitation and/or fee waiver proposed by Invesco with respect to the Fund until the Expiration Date set forth in the exhibit attached to such Memorandum of Agreement;

NOW THEREFORE BE IT RESOLVED, that the Memorandum of Agreement be, and it hereby is, approved on behalf of the Fund in the form presented at this meeting; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized to execute the Memorandum of Agreement in the form presented at this meeting on behalf of the Fund.

Dividend Policy

RESOLVED, that after the effective date of the Fund Changes, and until changed or terminated by a resolution of the Board, a dividend, if any, shall be declared and paid monthly to each shareholder of record of the Fund as of the date on which the dividend is declared;

FURTHER RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized to declare and pay an additional distribution to Fund shareholders in February 2013 to pay out any capital gains realized from the repositioning of the Fund’s portfolio; and

FURTHER RESOLVED, that the proper officers of the Trust be, and they hereby are, authorized to file a request with the SEC for an exemption from Section 19(b) of the Investment Company Act of 1940 to make an additional capital gains distribution in February 2013.

EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated January 24, 2013, for and on behalf of AIM SECTOR FUNDS (INVESCO SECTOR FUNDS) (the “Trust”); that she is the Vice President of the Trust; and that all actions by trustees and other persons of such Applicant necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)

By: /s/Sheri Morris
Name: Sheri Morris
Title: Vice President

EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated January 24, 2013, for and on behalf of AIM SECTOR FUNDS (INVESCO SECTOR FUNDS) (the “Trust”); that she is the Assistant Vice President of the Trust; and that all actions by trustees and other persons of such Applicant necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)

By: /s/Tracy S. Sullivan
Name: Tracy S. Sullivan
Title: Assistant Vice President